

Xairos Systems, Inc.

(A Development Stage Company)

Financial Statements
(Unaudited)

For the Years Ended December 31, 2020 and 2021

Together with Independent Accountants' Review Report

Index to Financial Statements (Unaudited)



MARPÉ

FINANCE & ACCOUNTING

STARTUP CFO — SEED TO IPO

We have reviewed the accompanying financial statements of Xairos Systems, Inc., a Delaware corporation ("Xairos" or the "Company"), which comprise the balance sheets as of December 31, 2020 and 2021, and the related statements of operations, of stockholders' equity, and of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Emphasis of a Matter

As discussed in Note 2, the Company must raise financing for the Company to be able to continue operations. Management's plans are also discussed in Note 2.

Accountant's Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Marpé

Marpé Finance & Accounting
April 28, 2022

Xairos Systems, Inc.
(A Development Stage Company)
Financial Statements (Unaudited) for the Years Ended December 31, 2020 and 2021

Balance Sheets
(UNAUDITED)

	December 31,	
	2020	**2021**
Assets		
Current assets		
Cash	$ 99,971	$ 103,481
Total current assets	99,971	103,481
Total assets	$ 99,971	$ 103,481
Liabilities and Stockholders' Equity		
Current liabilities		
Accrued liabilities	$ -	$ 30,363
Total current liabilities	-	30,363
Notes payable	823,356	815,885
Convertible notes payable	-	333,525
Other noncurrent liabilities	-	120,000
Total liabilities	823,356	1,299,773
Common stock		
par value of $0.001 per share; 100,000 shares		
authorized; 37,500 and 42,500 shares outstanding		
as of December 31, 2020 and 2021, respectively	38	43
Additional paid-in capital	180,062	274,438
Accumulated deficit	(903,485)	(1,470,773)
Total stockholders' deficit	(723,385)	(1,196,292)
Total Liabilities and Stockholders' Deficit	$ 99,971	$ 103,481

The accompanying notes are an integral part of these financial statements.

Statements of Operations
(UNAUDITED)

	Year Ended December 31,	
	2020	**2021**
Revenues	$ -	$ -
Cost of revenues	-	-
Gross profit	-	-
Operating expenses		
Sales & marketing expenses	-	83,941
Research & development expenses	446,707	286,210
General & administrative expenses	315,582	456,155
Total operating expenses	762,289	826,306
Operating loss	(762,289)	(826,306)
Other income, net	146,841	245,237
Income tax benefit	-	13,781
Net loss	$ (615,448)	$ (567,288)

The accompanying notes are an integral part of these financial statements.

Statements of Stockholders' Equity
(UNAUDITED)
Years Ended December 31, 2020 and 2021

	Common Stock		Additional Paid-In Capital	Accumulated Deficit	Total Stockholders' Deficit
	Shares	Amount			
Balances - December 31, 2019	50,000	$ 50	$ 300,050	$ (288,037)	$ 12,063
Repurchase of Common Stock	(12,500)	(12)	(119,988)	-	(120,000)
Net loss	-	-	-	(615,448)	(615,448)
Balances - December 31, 2020	37,500	38	180,062	(903,485)	(723,385)
Issuance of Common Stock	5,000	5	17,495	-	17,500
Capital contribution by stockholder	-	-	53,000	-	53,000
Stock-based compensation	-	-	23,881	-	23,881
Net loss	-	-	-	(567,288)	(567,288)
Balances - December 31, 2021	42,500	$ 43	$ 274,438	$ (1,470,773)	$ (1,196,292)

The accompanying notes are an integral part of these financial statements.

Xairos Systems, Inc.
(A Development Stage Company)
Financial Statements (Unaudited) for the Years Ended December 31, 2020 and 2021

Statements of Cash Flows
(UNAUDITED)

| | Year Ended December 31, | |
	2020	2021
Cash Flows from Operations		
Net loss	$ (615,448)	$ (567,288)
Adjustments to net loss		
Stock-based compensation	-	41,381
Accrued interest on convertible notes	-	4,836
Accrued interest on notes payable	-	38,438
Issuance of convertible notes in exchange for services	-	6,087
Forgiveness of PPP loan	-	(45,910)
Noncash expense related to repurchase of Series A Preferred Stock	252,262	-
Changes in assets & liabilities		
Accounts payable	(16,380)	-
Accrued liabilities	-	30,363
Total Cash Flows from Operations	(379,566)	(492,093)
Cash Flows from Financing		
Proceeds from PPP loan	45,594	-
Proceeds from EIDL loan	25,000	-
Issuance of convertible notes for cash	-	322,603
Capital contribution by Series A Preferred Stockholder	200,000	-
Issuance of Simple Agreements for Future Equity for cash	-	100,000
Issuance of convertible instrument for cash	-	20,000
Capital contribution by stockholder	180,500	53,000
Total Cash Flows from Financing	451,094	495,603
Total Cash Flows	71,528	3,510
Beginning Cash Balance	28,443	99,971
Ending Cash Balance	$ 99,971	$ 103,481

The accompanying notes are integral part of these financial statements.

NOTE 1 – ORGANIZATION AND DESCRIPTION OF BUSINESS

Xairos Systems, Inc. ("Xairos" or the "Company") was incorporated as a Delaware corporation on March 19, 2019. The Company's original name was Speqtral Quantum Technologies, Inc. and was changed to Xairos Systems, Inc. on June 8, 2021.

Xairos is developing a global timing system, based on its proprietary quantum technology, to replace the current global timing system based on the satellite global positioning system ("GPS"). Management believes its system will provide to customers better service at lower cost.

The Company is in the process of developing its core technology and product offerings and has not yet earned any revenues. Thus, the Company is still in the development stage.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Emerging Growth Company

The Company is an "emerging growth company," as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the "JOBS Act"), and accordingly, it may take advantage of certain exemptions from various reporting requirements applicable to publicly traded companies that are not emerging growth companies. This may make comparison of the Company's financial statements with the financial statements of a publicly traded company that is not an emerging growth company difficult.

Certain Risks and Uncertainties

The Company is subject to risks associated with emerging growth companies, including, but not limited to, rapid technology change, uncertainty of market acceptance of the Company's products and services, competition from substitute products and larger companies, the ongoing need for investment capital, the need to protect its proprietary technology, the need to develop strategic relationships, and dependence on key personnel. The Company will continue to incur significant costs as an emerging growth company and will require additional financing in the future to fund growth. If the Company is unable to secure sufficient financing when needed, this could have a material adverse effect on the Company's business operations.

Going Concern

These financial statements have been prepared based on the assumption that the Company will be able to continue to operate as a going concern. As of December 31, 2021, the Company had incurred cumulative net losses of approximately $1,453,000 and cumulative negative operating cash flows of approximately $1,143,000. To be able to continue operating, the Company will need to obtain financing within the next twelve months. Management is working to secure the financing needed for the Company's continued operations. There can be no assurance that management will be successful in this endeavor. Thus, substantial doubt exists regarding whether the Company will be able to continue operating as a going concern.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates, judgments and assumptions that affect the reported amounts of assets and liabilities and the related disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period and the accompanying notes. Significant items included in these financial statements that are subject to such estimates and assumptions include the fair values of financial instruments and the valuation of deferred tax assets. Management bases its estimates on historical and anticipated results, as well as various other assumptions that it believes are reasonable. Actual results could differ from these estimates, and such differences could have material impacts on the Company's financial statements.

Cash and Cash Equivalents

Cash consists of the Company's bank deposits. The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company did not have any cash equivalents as of December 31, 2021.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received from the sale of an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between independent market participants on the measurement date. The Company measures financial assets and liabilities at fair value as of each reporting period using a fair value hierarchy which maximizes the use of observable inputs, to the extent possible, and minimizes the use of unobservable inputs. A financial instrument's classification within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

The three levels of inputs used in assessing fair value of financial instruments are described below.

Level 1 – Quoted prices in active markets for identical assets or liabilities.

Level 2 – Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 – Unobservable inputs that are supported by little or no market activity but are significant to the fair value of assets or liabilities.

Significant financial instruments in the Company's financial statements include notes payable, convertible notes payable, simple agreements for future equity ("SAFEs") and a convertible security. Notes payable and convertible notes payable are reported at the original principal amounts plus accrued interest, as prescribed by the note agreements. The SAFEs and the convertible security are recorded at face value, based on the amounts paid for these securities, on the dates of issuance, by external investors in arm's-length transaction. All of the convertible notes payable and SAFEs, as well as the convertible security, were issued during the year ended December 31, 2021. Due to the brevity of time these securities have been outstanding, any variance between the fair market values and the reported values of these securities is immaterial. Interest rates in the broad economy have not varied significantly from the time the notes payable were issued. Thus, the fair market values of these debt instruments closely approximate their reported values.

Research and Development

Research and development costs primarily consist of payroll costs, stock-based compensation, laboratory services and supplies costs, costs of external consulting services and allocated overhead. Research and development costs are expensed as incurred.

Comprehensive Income (Loss)

Comprehensive income (loss) consists of net income (loss) and other comprehensive income (loss). The Company did not have any other comprehensive income (loss) transactions during the periods presented. Accordingly, comprehensive income (loss) is equal to net income (loss) for all periods presented.

Xairos Systems, Inc.
(A Development Stage Company)
Financial Statements (Unaudited) for the Years Ended December 31, 2020 and 2021

Income Taxes

The Company applies the provisions of ASC 740, Income Taxes ("ASC 740"). Under ASC 740, the Company accounts for income taxes using the asset and liability method whereby deferred tax assets and liabilities are determined based on temporary differences between the bases used for financial reporting and income tax reporting purposes. Deferred income taxes are provided based on the enacted tax rates and laws that will be in effect at the time such temporary differences are expected to reverse. A valuation allowance is provided for deferred tax assets if it is more likely than not that the Company will not realize those tax assets through future operations.

The Company also utilizes the guidance in ASC 740 to account for uncertain tax positions. ASC 740 contains a two-step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount which is more likely than not of being realized and effectively settled. The Company considers many factors when evaluating and estimating the Company's tax positions and tax benefits, which may require periodic adjustments, and which may not accurately reflect actual outcomes. The Company recognizes interest and penalties on unrecognized tax benefits as a component of provision for income taxes in the consolidated statements of operations.

For all periods presented, a 100% valuation allowance has been applied against all deferred tax assets.

Recently Issued Accounting Pronouncements

In August 2020, the FASB issued ASU No. 2020-06, *Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging— Contracts in Entity's Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity's Own Equity*, which simplifies the accounting for certain financial instruments with characteristics of liabilities and equity, including convertible instruments and contracts on an entity's own equity, and clarifies the guidance on the computation of earnings per share for those financial instruments. The guidance will be effective for the Company's financial statements ending December 31, 2022. The Company is currently evaluating the effect that ASU 2020-06 will have on its financial statements and related disclosures.

NOTE 3 – BALANCE SHEET COMPONENTS

Accrued Liabilities

Accrued liabilities represent expenses which the Company has incurred but for which it has not yet paid. These amounts consist primarily of payroll and related costs. Accrued liabilities totaled zero and approximately $30,000 as of December 31, 2020 and 2021, respectively.

Notes Payable

The components of notes payable are shown below.

	December 31,	
	2020	**2021**
Former Series A Preferred Stockholder	$ 752,260	$ 789,760
Paycheck Protection Program ("PPP")	45,908	-
Economic Injury Disaster Loan ("EIDL")	25,188	26,125
	$ 823,356	$ 815,885

In December 2020, the Company issued a note payable, in the amount of $750,000, as consideration, in its repurchase and cancellation of all outstanding shares of Series A Redeemable Convertible Preferred Stock. This note bears interest at a rate of 5% per annum, which is compounded semiannually. The Company is obligated to make four annual payments of $187,500 each, with the first payment due on January 1, 2023. The outstanding balance of this debt obligation was approximately $752,000 and $790,000 as of December 31, 2020 and 2021, respectively.

In April 2020, the Company obtained a Paycheck Protection Program ("PPP") loan administered through the United States Small Business Administration ("SBA"). The principal amount of the loan was approximately $46,000, and the interest rate was 1% per annum. This loan was fully forgiven in February 2021. The Company recognized approximately $46,000 of other income related to this debt forgiveness.

In October 2020, the Company obtained an Economic Injury Disaster Loan ("EIDL") administered through the SBA. The principal amount of the loan is $25,000, and the debt bears interest at a rate of 3.75% per annum. The Company was originally obligated to make monthly payments of $120 per month, commencing twelve months after the receipt of the funds. However, the required commencement of repayments has been extended by the federal government, and to date, no repayments have yet been required. The outstanding balance of this debt obligation was approximately $25,000 and $26,000 as of December 31, 2020 and 2021, respectively.

Convertible Notes Payable

During the year ended December 31, 2021, the Company issued several convertible notes payable in the aggregate amount of approximately $329,000. These convertible notes bear interest at a rate of 5% per year.

Upon a Qualified Preferred Stock Financing, the convertible notes will automatically convert into shares of Preferred Stock, at a conversion price equal to the lesser of:

- The price per share paid by the new Preferred Stock investors multiplied by the Discount Rate; or

- The Valuation Cap divided by the number of shares of Common Stock and common stock equivalents ("CSEs"), on a fully diluted basis, immediately prior to the Qualified Preferred Stock Financing.

The Discount Rate for all outstanding convertible notes is 80%. The Valuation Cap for the outstanding convertible notes ranges from $3,000,000 to $10,000,000.

The terms of the outstanding convertible notes ranges from two years to three years. Upon maturity, if the convertible notes have not been converted into shares of Preferred Stock, the convertible notes shall become due and payable to the convertible note holders, unless a holder elects to have his convertible note converted into shares of Common Stock instead. The earliest maturity date of all the currently outstanding convertible notes is June 11, 2023.

Other Noncurrent Liabilities

During the year ended December 31, 2021, the Company issued several simple agreements for future equity ("SAFEs") in the aggregate amount of $100,000. Like convertible notes, the outstanding SAFEs are convertible into shares of Preferred Stock upon a Qualified Preferred Stock Financing. Unlike convertible notes, the SAFEs do not bear interest, and they have no maturity date.

Upon a Qualified Preferred Stock Financing, the SAFEs will automatically convert into shares of Preferred Stock, at a conversion price equal to the lesser of:

- The price per share paid by the new Preferred Stock investors multiplied by the Discount Rate; or

- The Valuation Cap divided by the number of shares of Common Stock and common stock equivalents ("CSEs"), on a fully diluted basis, immediately prior to the Qualified Preferred Stock Financing.

The Discount Rate for all outstanding SAFEs is 80%. The Valuation CAP for all outstanding SAFEs is $10,000,000.

Also during the year ended December 31, 2021, the Company issued a convertible security to an investor, which also provided accelerator services to the Company, in the amount of $20,000. Upon and equity financing in which the Company sells new shares of stock, either Common or Preferred, for at least $250,000, this convertible instrument will convert into shares of Common Stock equal to 6% of the number of outstanding shares of Common Stock and common stock equivalents, on a fully diluted basis, except that the convertible instruments (i.e., convertible notes and SAFEs) issued to other investors will be excluded from the calculation of fully diluted shares.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

Legal Matters

The Company is not currently involved with any litigation, and management is not aware of any pending or threatened litigation against the Company.

NOTE 5 – OTHER INCOME, NET

The Company received approximately $394,000 and $242,000 during the years ended December 31, 2020 and 2021, respectively, in U.S. federal government research grants, to support the Company in the development of its technology. This amount has been included in other income, net.

NOTE 6 – INCOME TAXES

The following table presents the current and deferred income tax accruals for federal and state income taxes for the years ended December 31, 2020 and 2021.

| | December 31, | |
	2020	2021
Current income tax expense (benefit)		
Federal	$ -	$ (13,781)
State	-	-
Total	-	(13,781)
Deferred tax asset (liability)		
Federal	$ 171,000	$ 275,000
State	48,000	78,000
Valuation allowance	(219,000)	(353,000)
Total	-	-
Total provision for income taxes	$ -	$ (13,781)

The components of the Company's deferred tax assets for federal and state income taxes consisted of the following as of December 31, 2020 and 2021.

	December 31,	
	2020	**2021**
Deferred tax asset attributable to:		
Net operating loss carryover	$ 69,000	$ 219,000
Accrued expenses	150,000	134,000
Valuation allowance	(219,000)	(353,000)
Net deferred tax asset	$ -	$ -

As of December 31, 2021, the Company has approximately $275,000 in deferred income tax assets for federal income taxes and approximately $78,000 of deferred income tax assets for state income taxes. Such deferred tax assets are derived from the Company's ongoing losses, and they can be carried forward to offset and reduce future income and future income tax liabilities.

Because of the early stage of the Company and the significant uncertainty regarding future income and the ability to utilize the deferred tax assets, a 100% valuation allowance has been recorded to reduce the amount of recognized deferred tax assets to zero. The need for this valuation allowance will be reconsidered, and the valuation allowance potentially can be removed, in the future, if the Company demonstrates the ability to earn profits and utilize its deferred tax assets.

NOTE 7 – STOCKHOLDERS' EQUITY

Common Stock

The Company is authorized to issue 100,000 shares of Common Stock. As of December 31, 2021, 42,500 shares of Common Stock were outstanding. Of this amount, 25,000 shares, or approximately 58.8% of the total outstanding, are held by the Company's founder and CEO, who remains active in the daily management of the Company.

Additional Paid-In Capital

The balance of additional paid-in capital was approximately $180,000 and $274,000 as of December 31, 2020 and 2021, respectively.

As of December 31, 2020 and 2021, Common Stockholders had contributed approximately $180,000 and $251,000, respectively, in excess of the aggregate par value of shares of Common Stock held. These amounts are included in additional paid-in capital.

Since inception, the Company has granted to employees and consultants 16,000 options to purchase Common Stock ("stock options") in exchange for services. As of December 31, 2020 and 2021, aggregate amounts of zero and approximately $24,000, respectively, have been charged to stock-based compensation expense, related to these stock options, with corresponding credits to additional paid-in capital.

NOTE 8 – SUBSEQUENT EVENTS

Crowdfunding Convertible Note Financing

During January through April 2022, the Company has raised approximately $308,000 cash through a crowdfunding financing, which is ongoing. In connection with this crowdfunding financing, the Company will be issuing a convertible note, the Crowdfunding SPV Convertible Promissory Note (the "Crowdfunding Note") to Xairos CF SPV, LLC (the "SPV"), a special purpose vehicle, with no operations, created solely for this purpose. Retail investors, in turn, are purchasing limited liability company membership interests in the SPV. In this way, retail investors will participate in the outcome of the Crowdfunding Note.

If the Company executed a Qualified Financing, defined as raising gross proceeds of at least $5,000,000 cash by selling shares of stock (either Common or Preferred), then the Crowdfunding Note will convert into shares of stock, at a conversion price equal to the lesser of:

- The price paid by the new equity investors multiplied by 80%; or

- $10,000,000 divided by the number of shares of Common Stock and common stock equivalents ("CSEs") outstanding, on a fully diluted basis (except that the Crowdfunding Note will be excluded from the fully diluted calculation) immediately prior to the conversion of the Crowdfunding Note.

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